EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement Nos. 333-184109-01 and 333- 203840-01 on Form S-8 of Ashland Inc. of our report dated May 23, 2025, with respect to the statements of net assets available for benefits of the International Specialty Products Inc. 401(k) Plan as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2024, appearing in this Annual Report on Form 11-K of the International Specialty Products Inc. 401(k) Plan for the year ended December 31, 2024.

/S/ Blue and Co

Lexington, Kentucky

May 23, 2025